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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
 of the Securities Exchange Act of 1934

CF INDUSTRIES HOLDINGS, INC.
(Name of Subject Company)

CF INDUSTRIES HOLDINGS, INC.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
 (Title of Class of Securities)

125269 10 0
 (CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, IL 60015
(847) 405-2400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606
(312) 407-0700

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this "Statement") relates is CF Industries Holdings, Inc., a Delaware corporation ("CF Holdings" or the "Company"). The Company's principal executive offices are located at 4 Parkway North, Suite 400, Deerfield, Illinois 60015-2590. The Company's telephone number at this address is (847) 405-2400.

Securities

        The title of the class of securities to which this Statement relates is the common stock, par value $0.01 per share, of CF Holdings (the "CF Holdings Common Shares"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of July 21, 2005, between CF Holdings and The Bank of New York Mellon Corporation (formerly known as The Bank of New York), as Rights Agent (the "Rights Agreement").

        As of March 11, 2009, there were 48,400,917 CF Holdings Common Shares issued and outstanding, 4,600,653 CF Holdings Common Shares reserved for issuance under CF Holdings' equity compensation plans, and 1,769,052 stock options outstanding to acquire CF Holdings Common Shares.

Item 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

        The name, business address and business telephone of CF Holdings, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Offer

        This Statement relates to the offer by North Acquisition Co., a Delaware corporation ("Offeror") and wholly-owned subsidiary of Agrium Inc., a corporation governed by the Canada Business Corporations Act ("Agrium"), as disclosed in the Tender Offer Statement on Schedule TO, dated March 16, 2009 (as amended and supplemented from time to time, the "Schedule TO"), and filed with the Securities and Exchange Commission (the "SEC") on March 16, 2009, to exchange each outstanding CF Holdings Common Share for one of the following (the "Exchange Consideration"):

  •
  1.0 common share of Agrium, no par value ("Agrium Common Share"), and $31.70 in cash, without interest (the "Mixed Consideration"); or

  •
  1.7866 Agrium Common Shares (subject to proration as described below) (the "Stock Consideration"); or

  •
  $72.00 in cash, without interest (subject to proration as described below) (the "Cash Consideration");

upon the terms and conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated March 16, 2009 (the "Prospectus"), which is contained in the Registration Statement on Form F-4 (the "Registration Statement") filed with the SEC on March 16, 2009, and (ii) the related Letter of Transmittal (which, together with the Prospectus and any amendments or supplements thereto, constitute the "Offer").

        Agrium states in the Prospectus that the aggregate cash consideration to be paid by Agrium in the Offer and the Proposed Merger (as defined below) will not exceed approximately $1.6 billion, and the aggregate stock consideration to be paid by Agrium in the Offer and the Proposed Merger will not exceed approximately 50.2 million Agrium Common Shares. Any CF Holdings Common Shares tendered with respect to which a Mixed Consideration election is made will not be subject to proration; however, holders of CF Holdings Common Shares electing the Cash Consideration or the Stock Consideration may receive a different form of consideration from that selected. Holders of CF Holdings Common Shares electing either the Cash Consideration or the Stock Consideration will be subject to proration such that not more than 44% of the CF Holdings Common Shares tendered in the Offer can be exchanged for cash and not more than 56% of the CF Holdings Common Shares tendered in the Offer can be exchanged for Agrium Common Shares. In addition, holders of CF Holdings Common Shares who otherwise would be entitled to receive a fractional Agrium Common Share will instead receive cash in lieu of any fractional Agrium Common Share such holder may have otherwise been entitled to receive.

        The purpose of the Offer as stated by Agrium in the Prospectus is to acquire control of, and ultimately the entire equity interest in, CF Holdings. Agrium has also indicated that it intends, as soon as practicable after consummation of the Offer, to seek to effect the merger of Offeror with and into CF Holdings (the "Proposed Merger"). According to the Prospectus, at the effective time of the Proposed Merger, each CF Holdings Common Share then outstanding will be converted into the right to receive, at the election of the holder of such CF Holdings Common Share, the Mixed Consideration, the Stock Consideration or the Cash Consideration subject, in the case of a Cash Consideration election or a Stock Consideration election, to the proration procedures applicable with respect to the Offer, such that not more than 44% of the issued and outstanding CF Holdings Common Shares immediately prior to the effective time of the Proposed Merger can be converted into the right to receive cash with the balance paid in Agrium Common Shares. For further details regarding the Proposed Merger, please see "Item 8. Additional Information—Proposed Merger."

        The Prospectus states that the principal executive offices of Agrium are located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8 Canada and the principal executive offices of Offeror are located at 4582 South Ulster Street, Suite 1700, c/o Agrium U.S. Inc., Denver, Colorado 80237.

        According to the Prospectus, Agrium's obligation to accept for exchange or exchange any CF Holdings Common Shares pursuant to the Offer is subject to the following conditions:

  •
  the "Merger Agreement Condition"—CF Holdings shall have entered into a definitive merger agreement with Agrium with respect to the Proposed Merger, which terms and conditions will be fully satisfactory to Agrium and shall provide, among other things, that: (i) the board of directors of CF Holdings (the "Board") has approved the Offer and the Proposed Merger and (ii) the Board has removed any other impediment to the consummation of the Offer and the Proposed Merger;

  •
  the "Terra Condition"—CF Holdings' proposal to acquire Terra Industries Inc. ("Terra") shall have been withdrawn or terminated without any shares of Terra having been purchased or agreed to have been purchased by CF Holdings pursuant to such proposal or otherwise;

  •
  the "Minimum Condition"—there shall have been validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended from time to time, that number of CF Holdings Common Shares which, when added to any CF Holdings Common Shares already owned by Agrium or Offeror, represents a majority of the total number of outstanding CF Holdings Common Shares on a fully diluted basis (assuming the conversion or exercise of all stock options, other derivative securities or other rights to acquire CF Holdings Common Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) at the time of the expiration of the Offer;

  •
  the "Rights Condition"—the Board shall have redeemed the Rights, or Agrium shall be satisfied in its sole discretion that such Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger;

  •
  the "Section 203 Condition"—Agrium shall be satisfied in its sole discretion that the restrictions on "Business Combinations" with an "Interested Stockholder" set forth in Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") are inapplicable to the Offer and the Proposed Merger or any other business combination involving Agrium or any of its subsidiaries and CF Holdings;

  •
  the "Regulatory Condition"—any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated; the Commissioner of Competition (the "Commissioner") appointed under the Competition Act (Canada) (the "Competition Act") shall have (A) issued an advance ruling certificate or (B)(i) the applicable waiting period shall have expired or been earlier terminated or waived and (ii) a "no-action" letter on terms acceptable to Agrium shall have been obtained; if the Offer is subject to pre-merger notification under the Canada Transportation Act, the transaction shall have been cleared by the Canadian Minister of Transport or the Governor in Council; and any other requisite clearances and/or approvals under any other federal, state or foreign antitrust, competition or other regulatory law shall have been obtained;

  •
  the "Due Diligence Condition"—Agrium shall have completed to its satisfaction confirmatory due diligence regarding CF Holdings non-public information with respect to CF Holdings business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting CF Holdings business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer;

  •
  the "Material Adverse Change Condition"—there shall not have been any material adverse change to CF Holdings or its business at any time on or after the date of the Prospectus and prior to the expiration of the Offer;

  •
  the "Shareholder Approval Condition"—the shareholders of Agrium shall have approved the issuance of Agrium Common Shares pursuant to the Offer and the Proposed Merger, if such approval is required by the Toronto Stock Exchange (the "TSX");

  •
  the "Conduct of Business Condition"—each of CF Holdings and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at any time on or after the date of the Prospectus and prior to the expiration of the Offer;

  •
  the "Registration Statement Condition"—the registration statement of which the Prospectus is a part shall have become effective under the Securities Act of 1933, as amended, and no stop order or proceeding seeking a stop order shall have been issued and no other proceeding shall have been instituted or threatened by the SEC; and

  •
  the "Listing Condition"—the Agrium Common Shares to be issued pursuant to the Offer shall have been approved for listing on the TSX and authorized for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance.

        The Prospectus also states that the conditions described above are for the sole benefit of Agrium, Offeror and their affiliates and may be asserted by Agrium and Offeror in their reasonable discretion or, other than certain limited conditions, may be waived by Agrium and Offeror in their reasonable discretion in whole or in part at any time or from time to time on or prior to the expiration of the Offer.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described in this Statement or in the excerpts from CF Holdings' Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 16, 2009 (the "2009 Proxy

Statement"), relating to the CF Holdings 2009 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of CF Holdings, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest between CF Holdings or any of its affiliates, on the one hand, and (i) CF Holdings or any of its executive officers, directors or affiliates, or (ii) Agrium, Offeror or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) includes the following sections of the 2009 Proxy Statement: "Common Stock Ownership—Common Stock Ownership of Directors and Management," "Executive Compensation," "Director Compensation" and "Certain Relationships and Related Transactions."

        Any information incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with CF Holdings

        John D. Johnson, the president and chief executive officer of CHS Inc. ("CHS"), and William Davisson, the chief executive officer of GROWMARK, Inc. ("GROWMARK"), are members of the Board. As more fully described in Exhibit (e)(1) to this Statement and incorporated herein by reference, each of CHS and GROWMARK purchase substantial quantities of fertilizers from CF Industries, Inc., a wholly-owned subsidiary of CF Holdings ("CF Industries"). The agreements between CF Industries and each of CHS and GROWMARK are filed as Exhibit (e)(12) and Exhibit (e)(13), respectively, to this Statement.

Relationship with Agrium

        According to the Prospectus, as of March 16, 2009, (i) Agrium owns 1,241,849 CF Holdings Common Shares, which represents approximately 2.57% of the outstanding CF Holdings Common Shares, and (ii) Angela S. Lekatsas, Vice President, Corporate Controller & Chief Risk Officer of Agrium and Kevin R. Helash, Vice President, Marketing & Distribution of Agrium beneficially own 50 and 250 CF Holdings Common Shares, respectively, which each represent less than 1% of the outstanding CF Holdings Common Shares.

        Agrium and its subsidiaries purchased approximately $71.4 million and $89.7 million in fertilizer products from CF Holdings in 2007 and 2008, respectively.

Consideration Payable Pursuant to the Offer and Proposed Merger

        If CF Holdings' directors and executive officers set forth on Annex A hereto were to tender any CF Holdings Common Shares they own pursuant to the Offer, they would receive Agrium Common Shares and cash for the same Exchange Consideration and on the same terms and conditions as CF Holdings' other stockholders. As of March 11, 2009, CF Holdings' directors and executive officers set forth on Annex A hereto beneficially owned an aggregate of 150,215 CF Holdings Common Shares (excluding notional shares held in CF Holdings' Supplemental Benefit and Deferral Plan and any CF Holdings Common Shares issuable to CF Holdings' executive officers pursuant to options to purchase CF Holdings Common Shares or CF Holdings Common Shares that are subject to unvested restricted stock awards). If such directors and executive officers were to tender all of such CF Holdings Common Shares pursuant to the Offer and each CF Holdings Common Share was exchanged for the Mixed Consideration, such directors and executive officers would receive an aggregate of 150,215 Agrium Common Shares and approximately $4.8 million. Conversion of 2,499 notional shares held by executive officers in CF Holdings' Supplemental Benefit and Deferral Plan to reflect the Mixed Consideration would result in the accounts of those executives under the Supplemental Benefit and

Deferral Plan being credited with an aggregate of 2,499 Agrium Common Shares and approximately $79,200.

        As of March 11, 2009, CF Holdings' directors and executive officers set forth on Annex A hereto held an aggregate of 120,008 shares of restricted stock and 204,606 options to purchase CF Holdings Common Shares, with 145,643 of such options having an exercise price of less than $72.00 (the "in-the-money options"), that have not yet vested. Immediately upon a change of control of CF Holdings, such as would occur if the Offer is consummated, all such shares of restricted stock and options to purchase CF Holdings Common Shares held by CF Holdings' executive officers would immediately vest. In addition, as of March 11, 2009, CF Holdings' executive officers held 1,185,434 vested options to purchase CF Holdings Common Shares, with 1,184,167 of such options being in-the-money options. If all CF Holdings Common Shares subject to outstanding in-the-money options (regardless of their current vesting status) and restricted stock awards held by CF Holdings' directors and executive officers were exchanged for the Mixed Consideration, such directors and executive officers would receive an aggregate of 1,449,818 Agrium Common Shares and approximately $46.0 million. The aggregate amount of the exercise price which would have to be paid in order to exercise such options (which would be required in order to exchange the underlying CF Holdings Common Shares) would be $24.8 million.

Potential Severance and Change in Control Benefits

        CF Holdings has previously entered into change in control severance agreements with each of its executive officers as described below and more fully described in Exhibit (e)(1) to this Statement and incorporated herein by reference. Although Exhibit (e)(1) to this Statement describes the severance agreements entered into with the executive officers named in the compensation disclosure portion of the 2009 Proxy Statement, substantially identical severance agreements have been entered into with all of CF Holdings' executive officers.

        Under the terms of these agreements, executive officers are entitled to receive certain payments and benefits from CF Holdings upon a qualifying termination, specifically if CF Holdings terminates the officer's employment without "cause" or if the officer resigns because of "good reason" ("cause" and "good reason" as defined in such change in control severance agreements), in either case within the period of twenty-four (24) months following a change in control. The Offer, if consummated, would constitute a "change in control" for purposes of each of the change in control severance agreements.

        Following a qualifying termination, the change in control severance agreements provide for (i) a lump sum payment to the applicable executive officer equal to two (2) times (or, in the case of Mr. Stephen R. Wilson, Chairman, President and Chief Executive Officer of CF Holdings, three (3) times) the sum of the officer's base salary and target annual incentive payment; (ii) welfare benefit continuation for a period of two (2) years (or, in the case of Mr. Wilson, three (3) years) and outplacement services for a period of up to two (2) years; and (iii) a pro-rata annual incentive payment for the year of termination, assuming target levels of performance or, if higher, actual year-to-date performance. In addition, if the applicable executive officer is otherwise eligible to participate in CF Holdings' Retirement Income Plan, the officer will receive a cash payment equal to the actuarial value of two (2) additional years (or, in the case of Mr. Wilson, three (3) additional years) of age and service credit under the plan and will be credited with two (2) additional years (or, in the case of Mr. Wilson, three (3) additional years) of age and service credit under CF Holdings' Supplemental Benefit and Deferral Plan. If the applicable executive officer is not fully vested in his benefits under these plans, the officer will also receive a cash payment equal to his unvested benefits.

        The executive officer will also receive a cash payment equal to the contributions that CF Holdings would have made on the officer's behalf for a period of two (2) years (or, in the case of Mr. Wilson, three (3) years) under CF Holdings' Thrift Savings Plan and the related amounts that CF Holdings would have credited to his account balance under CF Holdings' Supplemental Benefit and Deferral Plan. If the applicable executive officer is not fully vested in his benefits under these plans, he will also receive a cash payment equal to his unvested benefits.

        The change in control agreements further provide that, if any of the payments to the executive officer become subject to the "golden parachute" excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, the executive officer will be entitled to receive an additional gross-up payment such that, after payment by the officer of all taxes, including any excise tax imposed upon the gross-up payment, the officer will receive the net after-tax benefit that he would have received had the excise tax not been imposed.

        The above summary and description of CF Holdings' change in control severance agreements is qualified in its entirety by reference to the change in control severance agreements filed as Exhibits (e)(2) through (e)(10) to this Statement.

Director Compensation

        As more fully described in Exhibit (e)(1) to this Statement and incorporated herein by reference, under CF Holdings' director compensation policy, each non-employee director receives an annual cash retainer of $40,000, payable in advance on the date of each annual meeting of the stockholders. The chairman of the audit committee and the lead independent director also receive an additional annual cash retainer of $10,000 each, which is paid in the same manner. Each non-employee director receives an annual restricted stock grant with a fair market value of $65,000 on the date of each annual meeting of the stockholders. Assuming continuing service as a non-employee director, all shares of restricted stock will vest on the earlier of (x) the date of the first annual meeting of the stockholders following the date of grant or (y) the first anniversary of the date of grant. As noted above, all such restricted stock grants would immediately vest if the Offer is consummated. Each director receives $1,500 for each Board meeting attended in person (or $500 per meeting for participation via conference call). Each Board committee member receives $1,250 for each committee meeting attended in person (or $425 per meeting for participation via conference call).

Indemnification of Directors and Officers

        Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or obtained an improper personal benefit.

        Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

        Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        CF Holdings' certificate of incorporation contains provisions that provide for indemnification of officers and directors and their heirs and representatives to the full extent permitted by, and in the manner permissible under, the DGCL. As permitted by Section 102(b)(7) of the DGCL, CF Holdings' certificate of incorporation contains a provision eliminating the personal liability of a director to CF Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions. CF Holdings maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

        CF Holdings has also entered into indemnification agreements with its directors and executive officers. These agreements require CF Holdings to indemnify its directors and executive officers to the fullest extent permitted by the DGCL. These indemnification agreements also require CF Holdings to advance any expenses incurred by the Board members and officers as a result of any proceeding against them as to which they could be indemnified. This description of the indemnification agreements entered into between CF Holdings and each of its directors and officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(11) to this Statement and incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

        Following thorough deliberations and a careful review of all aspects of the Agrium Offer with management and its legal and financial advisors, the Board, at a meeting held on March 22, 2009, concluded that the Offer is grossly inadequate, substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders.

THE BOARD RECOMMENDS THAT CF HOLDINGS STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR CF HOLDINGS COMMON SHARES PURSUANT TO THE OFFER.

        If you have already tendered your CF Holdings Common Shares, you can withdraw them. For assistance in withdrawing your CF Holdings Common Shares, you can contact your broker or CF Holdings' information agent, Innisfree M&A Incorporated ("Innisfree"), at the address, phone number and email address below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll-free: 877-456-3507
Banks and brokers may call collect: 212-750-5833

        A letter to CF Holdings' stockholders communicating the Board's recommendation is filed as Exhibit (a)(2) to this Statement and is hereby incorporated by reference herein.

Background of the Offer

        On January 15, 2009, Mr. Stephen R. Wilson delivered a letter to Mr. Michael L. Bennett, President and Chief Executive Officer of Terra, containing a proposal for a business combination transaction between CF Holdings and Terra under which CF Holdings would acquire all of the outstanding shares of Terra common stock at a fixed exchange ratio of 0.4235 CF Holdings Common Shares for each share of Terra common stock, subject to the negotiation of a definitive merger agreement, receipt of necessary approvals and limited confirmatory due diligence. Also on January 15, 2009, CF Holdings publicly released the terms of the proposal to Terra.

        On January 28, 2009, Mr. Bennett delivered a letter to Mr. Stephen Wilson containing a statement that the board of directors of Terra had declined to accept CF Holdings' proposal.

        On the evening of January 28, 2009, CF Holdings issued a press release reiterating its commitment to CF Holdings' proposal to acquire all of the outstanding shares of Terra common stock.

        On the evening of February 3, 2009, CF Holdings delivered a notice to Terra, in accordance with Terra's bylaws, nominating three individuals for election as Terra directors at Terra's 2009 annual meeting of stockholders. Also on February 3, 2009, CF Holdings issued a press release in connection with such notice and announced its intention to commence an exchange offer for all of the outstanding shares of Terra common stock.

        On February 23, 2009, CF Holdings and a wholly-owned subsidiary of CF Holdings commenced an offer to exchange each outstanding share of common stock of Terra for 0.4235 CF Holdings Common Shares.

        On the morning of February 25, 2009, the Board received a letter from Mr. Michael M. Wilson, President and Chief Executive Officer of Agrium, containing a non-binding proposal by Agrium to acquire each outstanding CF Holdings Common Share for one Agrium Common Share and $31.70 in cash. The text of the letter is set forth below:

  Board of Directors
  CF Industries Holdings, Inc.
  4 Parkway North
  Suite 400
  Deerfield, Illinois 60015-2590

  Attention: Stephen R. Wilson, Chairman, President, and Chief Executive Officer

  Dear Members of the Board:

  On behalf of the board of directors of Agrium Inc. ("Agrium"), I am writing to submit for your consideration a proposal to acquire CF Industries Holdings, Inc. ("CF") in a transaction that will create significantly more value for your stockholders than your proposal to acquire Terra Industries Inc. ("Terra").

  Under the terms of our cash-and-stock proposal, Agrium would acquire 100% of the outstanding capital stock of CF (the "Proposed Transaction") at a per share value of US$72.00 based on Agrium's current share price. Our offer price represents a premium of 30% over CF's closing price of $55.58 on February 24, 2009, the day before we announced our proposal, a premium of 42% over the 30-day volume-weighted average share price of CF and a premium of 52% over CF's closing price of $47.23 on January 15, 2009, immediately prior to CF's announced proposal to acquire Terra. Under the terms of the Proposed Transaction, stockholders of CF would be entitled to receive one Agrium common share and $31.70 in cash for each CF share. Of the approximately $3.6 billion of total consideration, 56% would be in Agrium common shares and 44% would be in cash.

  As you know, our two companies had serious discussions regarding a combination prior to CF's initial public offering in 2005. Since that time, we have closely followed CF and believe that the strategic and business logic of a combination, which was compelling then, is even stronger now. We have the highest regard for CF and its employees and believe that our companies, which share highly compatible cultures and operating philosophies, exhibit complementary strengths both geographically and in terms of our product mix.

  We believe the Proposed Transaction represents full and fair value for CF's stockholders. By offering a combination of cash and Agrium common shares at a substantial premium, and by offering your stockholders the ability to elect which form of consideration they would prefer to receive (subject to the overall limits of cash and shares comprising the aggregate consideration), the Proposed Transaction presents your stockholders with a unique opportunity for significant long-term value while providing liquidity for those of your stockholders wishing to sell their shares at an extremely attractive price.

  The Proposed Transaction will create a leading global producer of agricultural inputs with the broadest product offering in the industry. Together, we can combine our respective world-class distribution networks, knowledgeable and experienced employees and first-rate production capabilities to more efficiently and effectively serve the increasingly competitive global agribusiness industry. We anticipate annual operating synergies from the combination will be approximately $150 million, substantially in excess of those contemplated in CF's proposal to acquire Terra, and your stockholders will share in the value of those synergies through their continued ownership of the combined company.

  We share your view of the benefits of creating a stronger North American-based global player that can more effectively compete on the world stage. We think it is readily apparent that the benefits you highlight with respect to a CF–Terra combination are even more compelling in a CF–Agrium combination. Through the successful execution of our growth strategy, Agrium has become a global enterprise that spans the entire agricultural value chain. A combination with Agrium would create a company with a substantially larger global footprint with a combined crop nutrient production capacity of about 17 million tonnes and touching over 20 million tonnes of crop nutrients through our wholesale, retail, and advanced technologies businesses. Our balanced portfolio of nitrogen, phosphate and potash production and distribution, coupled with our more predictable retail and advanced technologies businesses provide for a more stable company, better able to navigate the volatility of commodity cycles. Furthermore, we have a proven track record of accretive acquisitions and successful integrations.

  We have thoroughly analyzed a combination of Agrium and CF and are confident such a transaction can be completed expeditiously. We have sufficient cash resources and fully underwritten financing commitments from Royal Bank of Canada and The Bank of Nova Scotia to fund the Proposed Transaction; accordingly, our proposal is not subject to any financing condition.

  Our proposal is conditioned on (i) CF's termination of its bid for Terra, (ii) negotiation of a definitive merger agreement between Agrium and CF, (iii) receipt of the necessary CF board and stockholder approvals, (iv) receipt of necessary regulatory approvals, (v) the absence of any material adverse changes to CF or its business and the continued operation of CF in the ordinary course of business and (vi) the opportunity to conduct limited confirmatory due diligence.

  While we would have preferred to approach you privately, we concluded that given your recent unsolicited proposal to acquire Terra, it was imperative to act now to ensure that CF stockholders have an opportunity to consider our proposal—one that is clearly a superior alternative—prior to you reaching any agreement with Terra.

  We firmly believe that our Proposed Transaction is an exceptional opportunity for our two companies and our respective stockholders, employees, customers, suppliers and the communities in which we each do business. My leadership team and I are available to meet with you, your management team and your board at any time to discuss the terms and merits of the Proposed Transaction.

  This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the Proposed Transaction and there will be no legally binding contract or agreement between us unless and until a definitive agreement is executed.

  We look forward to hearing from you.

  Sincerely yours,

  Michael M. Wilson
  President and Chief Executive Officer
  Agrium Inc.

        That same morning, Agrium issued a press release containing its proposal to acquire CF Holdings and a copy of the text of the above letter.

        Later in the morning of February 25, 2009, the Board held a meeting by teleconference, together with management and representatives of its legal advisor Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") and its financial advisors Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Rothschild Inc. ("Rothschild"), to discuss Agrium's proposal and the process for the Board's further evaluation and response. CF Holdings then announced that its Board intended to evaluate Agrium's proposal carefully in the context of its strategic plans to create shareholder value, including CF Holdings offer to acquire Terra, and to make its determination regarding Agrium's proposal in due course.

        On March 5, 2009, Terra filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Terra 14D-9") with the SEC, reporting that Terra's board of directors had determined to recommend that Terra's stockholders reject CF Holdings' exchange offer and not tender their shares of Terra common stock to CF Holdings.

        On March 6, 2009, the Board held a meeting, together with management and representatives of its legal advisor Skadden Arps and its financial advisors Morgan Stanley and Rothschild, to review and analyze the Agrium proposal and related strategic and financial considerations, including the impact of the proposal on CF Holdings' ongoing strategic initiative for a business combination with Terra. At this meeting, a representative of Skadden Arps also reviewed with the Board the fiduciary duties of a board of directors in connection with the receipt of such a proposal. As discussed in Item 3 of this Statement in the section entitled "Relationship with CF Holdings," John D. Johnson, the president and chief executive officer of CHS, and William Davisson, the chief executive officer of GROWMARK, are members of the Board. CHS and GROWMARK are each large wholesale customers of CF Holdings that compete with Agrium. Mr. Johnson and Mr. Davisson recused themselves from voting on Agrium's proposal at the Board's meeting on March 6, 2009, but each communicated to the Board his view that Agrium's proposal was not in the best interest of CF Holdings or its stockholders. Mr. Johnson and Mr. Davisson also communicated to the Board their views on the potential adverse consequences to CF Holdings and its customers, including CHS and GROWMARK, if Agrium's proposal was consummated. Following lengthy deliberations and a careful review of all aspects of the Agrium proposal with management and its legal and financial advisors, the Board concluded that the Agrium proposal was grossly inadequate, substantially undervalued CF Holdings and was not in the best interests of CF Holdings and its stockholders. In addition, the Board reaffirmed its intent to continue to pursue a business combination with Terra.

        On the morning of March 9, 2009, Mr. Stephen Wilson sent a letter to the board of directors of Agrium rejecting the Agrium proposal. The text of the letter is set forth below:

  March 9, 2009

  Board of Directors
  Agrium Inc.
  13131 Lake Fraser Drive SE
  Calgary, AB T2J 7E8

  Attention:
  Frank W. Proto, Board Chair
  Michael M. Wilson, President and Chief Executive Officer

  Dear Members of the Board:

  The Board of Directors of CF Industries Holdings, Inc. has rejected Agrium's acquisition proposal. The Agrium proposal is grossly inadequate and not in the best interests of CF Industries stockholders. Agrium's proposal is opportunistic, as your CEO himself has acknowledged in his public statements. CF Industries also believes that Agrium's proposal is a transparent attempt to interfere with CF Industries' proposed business combination with Terra.

  The CF Industries Holdings, Inc. Board of Directors also has reaffirmed its intent to continue to pursue a business combination with Terra Industries, which CF Industries is confident will be supported by our stockholders and by Terra's stockholders.

  Very truly yours,

  Stephen R. Wilson
  Chairman, President and Chief Executive Officer
  CF Industries Holdings, Inc.

        Also on the morning of March 9, 2009, Mr. Stephen Wilson sent a letter to the board of directors of Terra reaffirming CF Holdings' commitment to the proposed business combination with Terra and addressing certain issues raised by Terra in the Terra 14D-9. The letter to Terra indicated that CF Holdings would be prepared to enter into a negotiated merger agreement with Terra at an exchange ratio based on $27.50 per share of Terra common stock, with an exchange ratio of not less than 0.4129 CF Holdings Common Shares and not more than 0.4539 CF Holdings Common Shares per share of Terra common stock. In addition, the letter indicated that CF Holdings would be prepared to enter into a negotiated merger agreement with Terra under which CF Holdings would issue to Terra stockholders shares of participating preferred stock that would trade at parity with CF Holdings Common Shares. Issuance of such preferred stock would not require a vote of CF Holdings' stockholders under the rules of the NYSE.

        In addition, on the morning of March 9, 2009, CF Holdings issued a press release regarding its decision to reject the Agrium proposal and reiterating CF Holdings' commitment to the proposed business combination with Terra.

        On March 11, 2009, Mr. Stephen Wilson received a letter from the board of directors of Terra indicating that the Terra board had rejected the proposal set forth in Mr. Wilson's letter of March 9, 2009.

        On March 12, 2009, CF Holdings filed a preliminary proxy statement with the SEC in respect of soliciting proxies to vote in favor of the election of CF Holdings' nominees at Terra's 2009 annual meeting of stockholders.

        On March 16, 2009, Agrium and Offeror commenced the Offer by filing the Schedule TO and the Registration Statement with the SEC.

        On March 22, 2009, the Board held a meeting, together with management and representatives of its legal advisor Skadden Arps and its financial advisors Morgan Stanley and Rothschild, to review and analyze the Agrium Offer, including the impact of the proposal on CF Holdings' proposed strategic business combination with Terra. Mr. Johnson and Mr. Davisson recused themselves from voting on the Agrium Offer and the recommendation to CF Holdings' stockholders at the Board meeting, but again each communicated to the Board his view that the Agrium Offer was not in the best interest of CF Holdings or its stockholders. Following thorough deliberations and a careful review of all aspects of the Agrium Offer with management and its legal and financial advisors, the Board concluded that the Offer is grossly inadequate, substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders. Accordingly, the Board determined to recommend that CF Holdings' stockholders reject the Offer and not tender their CF Holdings Common Shares in the Offer, and approved the filing of this Statement. In addition, the Board reaffirmed its intent to continue to pursue a business combination with Terra, and authorized Mr. Stephen R. Wilson to send a letter to the board of directors of Terra on March 23, 2009, reaffirming CF Holdings' commitment to the proposed business combination and indicating that CF Holdings would be prepared to enter into a negotiated merger agreement with Terra, structured as outlined in Mr. Wilson's letter to Terra dated March 9, 2009, with an exchange ratio based on $30.50 for each share of Terra common stock, the exchange ratio to be not less than 0.4129 CF Holdings Common Shares and not more than 0.4539 CF Holdings Common Shares per share of Terra common stock.

Reasons for Recommendation

        The Offer is based on the same economic terms as the proposal submitted by Agrium to CF Holdings on February 25, 2009, which the Board, following lengthy deliberations and a careful review of all aspects of the proposal with management and its legal and financial advisors, concluded was grossly inadequate, substantially undervalued CF Holdings and was not in the best interests of CF Holdings and its stockholders.

        In reaching its determination to reject Agrium's proposal of February 25, 2009 and the Offer, and in making the recommendation set forth above, the Board consulted with the management of CF Holdings and its financial and legal advisors and took into account numerous factors, including the following:

•      The Offer is grossly inadequate and substantially undervalues CF Holdings

        The Offer premium is inadequate.    The Offer results in virtually no economic premium to CF Holdings stockholders and, accordingly, does not reflect an adequate premium for control of CF Holdings. The Board believes that the Offer represents a particularly inadequate premium when measured against recent historical periods prior to the initial announcement of Agrium's proposal on the morning of February 25, 2009.

Implied Premium—Implied Historical Value of Offer/Historical CF Share Price(1)

Source	FactSet
Note:	(1) Chart compares the implied value of Agrium's Offer (i.e. 1 share of Agrium common stock plus $31.70 in cash per CF share) to CF's closing market price over time

As demonstrated by the chart above, based on daily closing prices of Agrium Common Shares and CF Holdings Common Shares, the implied value of the Offer represented a premium of 1.8% during the one-year period prior to February 25, 2009.

        The timing of the Offer is opportunistic.    The opportunistic timing of the Offer takes advantage of the recent decline in share prices across the fertilizer sector and global equity markets, inflating the premium described by Agrium in the Prospectus. Agrium's CEO has publicly acknowledged that Agrium is attempting to buy CF Holdings at a low valuation multiple, at a low point in the fertilizer cycle and at a low point in the stock markets. For example:

  •
  "I have been in commodities all my life. You build nutrients at certain points, and you counter-cyclically invest at other points. And this is the right time for us to be buying those nitrogen assets." Mr. Michael Wilson, Agrium investor/analyst conference call, February 25, 2009.

  •
  "Then if you look at the multiple, post-synergies we think this is a very attractive multiple." Mr. Michael Wilson, Agrium investor/analyst conference call, February 25, 2009.

  •
  "When you look at the opportunity, it's the right time. Everybody's in the dumps today and it's the right time to be buying these kinds of assets." Mr. Michael Wilson, Saskatoon StarPhoenix, February 26, 2009.

        In addition, the high premiums in recent transactions involving cash reflect the premiums required to cash-out investors at this low point in the economic cycle. Since mid-September 2008, premiums in all-cash transactions in the U.S. with a value greater than $1 billion (excluding distressed company transactions) have averaged approximately 88%.

        The Board was also mindful of the fact that this is not the first time Agrium has proposed to acquire CF Holdings for an inadequate price. In 2005, prior to the initial public offering of CF Holdings (the "IPO"), Agrium made a proposal to acquire CF Industries, Inc. ("CF Industries"), the predecessor to CF Holdings. After substantial due diligence and discussions, Agrium was unwilling to offer a price for CF Industries that reflected what the board and management of CF Industries believed was adequate. CF Industries pursued the alternative strategy of an initial public offering, at an aggregate offering price approximately 60% higher than the price Agrium had proposed to acquire CF Industries.

        The cash-and-stock nature of the Offer consideration is disadvantageous to CF Holdings stockholders.    The Offer includes a substantial cash component with approximately 44% of the total consideration payable in cash. As a result, if the Agrium transaction was completed, CF Holdings stockholders would be unable to participate in any recovery of the fertilizer sector or the global equity markets to the extent of the cash consideration. In addition, the substantial cash component prevents CF Holdings stockholders from fully participating in the realization of any synergies resulting from the consummation of the transaction. Agrium has also elected to structure the Offer and the Proposed Merger as a fully taxable transaction, which eliminates the ability of CF Holdings stockholders, even stockholders that elect and receive 100% of the consideration payable in the Offer or Proposed Merger in Agrium Common Shares, to determine when to recognize a gain or loss on their CF Holdings Common Shares.

        The cash component of the Offer consideration is being effectively funded by CF Holdings and thus represents no net increase in value to CF Holdings stockholders.    At December 31, 2008, CF Holdings had cash and equivalents of approximately $625 million and only $4 million of debt. Based on Agrium's debt multiple pro forma for a combination with CF Holdings, CF Holdings has existing debt capacity of approximately $900 million (based on 1.5x median analyst expectations for CF Holdings 2009 EBITDA). The resulting cash plus debt capacity of $1.5 billion is equivalent to more than $30 per CF Holdings Common Share. Accordingly, CF Holdings stockholders receive virtually no additional cash value from this transaction and are effectively being asked to exchange one CF Holdings Common Share for one Agrium Common Share that has consistently underperformed CF Holdings Common Shares in the market.

        The Offer does not properly value CF Holdings.    The Board believes that the Offer does not fully reflect the intrinsic value of CF Holdings. The Board carefully reviewed and analyzed all financial, strategic, legal and other aspects of the Offer with management and its legal and financial advisors and concluded that the Offer is grossly inadequate, substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders. In connection with this analysis, among other things, Morgan Stanley and Rothschild both advised the Board that Agrium could pay in excess of $100 per CF Holdings Common Share in the transaction and the transaction would still be accretive to Agrium on a cash earnings per share basis, based on the $150 million of annual synergies that Agrium asserts are available to the combined company. In making its determination, the Board took into account the opinions of each of Morgan Stanley and Rothschild, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration proposed to be paid to the holders of CF Holdings Common Shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of each of Morgan Stanley and Rothschild, dated March 22, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex B and Annex C, respectively. Each of Morgan Stanley and Rothschild provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Proposed Merger. Neither opinion is a recommendation as to whether or not any holder of CF Holdings Common Shares should tender such shares in connection with the Offer or how any holder of CF Holdings Common Shares should vote with respect to any Proposed Merger or any other matter.

•      The Offer is fundamentally at odds with CF Holdings long-term strategy, which has proven to be very successful

        CF Holdings is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business.    The Offer is counter to CF Holdings' long-term strategy, which focuses on the higher-margin businesses of manufacturing and wholesale distribution of nitrogen and phosphate fertilizers. CF Holdings is committed to increasing stockholder value by capitalizing on its core capabilities as a world-class operator to extract maximum value from its assets, developing and expanding innovative programs like its forward pricing program, and by pursuing international growth opportunities, such as through its partnership with KEYTRADE AG and its proposed nitrogen complex in Peru. The Board believes that continuing to pursue this strategy will deliver more value to stockholders of CF Holdings than the Offer.

        As an early step in this strategy, in connection with its IPO, CF Holdings eliminated the conflicts with customers and adverse impact on profitability that resulted from being owned by its customers as an agricultural cooperative. As a cooperative, CF Holdings found it difficult to expand its business and improve profitability while owned by direct competitors of other potential wholesale customers. Since its IPO, CF Holdings has been able to focus on maximizing the profitability of its manufacturing and wholesale distribution business by eliminating what was essentially a captive retail business imbedded in its ownership structure and the conflicts that this structure created. In contrast, Agrium has pursued the opposite strategy, emphasizing and investing in a large retail business (representing approximately 55% of Agrium's 2008 revenue) that competes directly with Agrium's and CF Holdings' wholesale customers.

        CF Holdings' record demonstrates the success of its business strategy; Agrium has underperformed.

Indexed Share Price Performance Through January 15, 2009

Source:	FactSet
Note:	(1) Global Peer index includes Terra, Mosaic, Potash, Intrepid, Yara, ICL and K+S.

        The Board believes, as demonstrated by the chart above, that CF Holdings' successful operational track record and strategies for growth have been recognized by the market. At the same time, Agrium has significantly underperformed CF Holdings and the global peer group. For example, from the IPO through January 15, 2009 (the last trading date prior to CF Holdings' public announcement of its proposed business combination with Terra), CF Holdings Common Shares increased 192%, outperforming the global peer group, which increased 87%. During this time, Agrium Common Shares only increased 34%. As a result, stockholders that purchased CF Holdings Common Shares in the IPO earned a return approximately 5.6 times what the holder would have earned if such holder had purchased Agrium Common Shares at the time of the IPO. From the IPO to the recent peak in share prices for the global peer group established on June 17, 2008, CF Holdings Common Shares increased 947%, the global peer group shares increased 601% and Agrium Common Shares increased only 365%.

        In addition, CF Holdings' profit margins have been considerably higher than Agrium's profit margins over the past three years. During this period, CF Holdings generated operating margins of 3.5%, 21.8%, and 29.3%. During the same time period, Agrium's operating margins were 1.7%, 13.5%, and 19.8%

        The Offer is an attempt to interfere with CF Holdings proposed strategic business combination with Terra.    The Board believes that a business combination with Terra will create superior value for CF Holdings stockholders and a significantly better growth platform than a combination with Agrium. In fact, the Board believes that the Offer is a transparent attempt to interfere with CF Holdings' proposed business combination with Terra. One of the conditions of the Offer is that CF Holdings terminate its proposed strategic business combination with Terra. However, the Board continues to believe that a business combination with Terra is a compelling combination with a number of strategic benefits, including:

  •
  The combined company would be a leading global producer of nitrogen fertilizer, as measured by capacity, among publicly traded companies.

  •
  CF Holdings expects the proposed transaction with Terra to generate $105-$135 million in annual cost synergies by combining overlapping corporate functions and optimizing transportation and distribution systems, and through greater economies of scale in procurement and purchasing. The details of the expected annual cost synergies are as follows:

($ in millions)
SG&A	55–65
Logistics and railcar leases	25–30
Purchases/procurement	10–15
Distribution facilities optimization	5–10
Other	10–15

Total	105–135

        CF Holdings expects the combined company to realize these synergies within two years after the closing of a transaction with Terra. CF Holdings also expects the combined company to benefit from a one-time $30 million to $60 million release of cash due to inventory reduction.

  •
  The combined company would have had 2008 revenues of $6.8 billion and would emerge from a business combination transaction with a stronger balance sheet, featuring a substantial cash balance and relatively little indebtedness.

  •
  The combined company and its stockholders would benefit from increased diversification in plant and distribution facility locations, product mix, and end use customer segments and increased exposure to the global market.

  •
  CF Holdings' and Terra's complementary footprints would give the combined company an increased presence in the central U.S. In addition, CF Holdings' and Terra's complementary businesses and locations would allow the combined company to improve efficiency in manufacturing and distribution and enhance customer service.

  •
  The all-stock nature of CF Holdings' offer for Terra would allow stockholders of both Terra and CF Holdings to participate fully on a ratable basis in the growth and long-term value creation potential of the combined company, including the significant synergies.

  •
  CF Holdings expects the transaction with Terra, giving effect to the realization of synergies, would be accretive to CF Holdings stockholders in the second full year, presently assumed to be 2010, following the closing of the transaction, which for purposes of the analysis was assumed to have occurred on January 1, 2009.

•      The combination of Agrium and CF Holdings may expose CF Holdings' stockholders to significant risks and uncertainties

        The synergies assumed in the Offer are poorly delineated and uncertain.    The Board has substantial doubts regarding the synergy estimates assumed by Agrium. Agrium has failed to provide detailed support for its synergy estimates and the Board does not believe that synergies from the combination with Agrium would exceed the synergies from a combination with Terra. In particular:

  •
  Agrium's potential SG&A synergies, by its own admission the key area of focus for synergies in their analysis of the combination, is not larger than CF Holdings' opportunity for SG&A synergies in the Terra combination. CF Holdings' 2008 SG&A was approximately $68 million compared to Terra's 2008 SG&A of approximately $71 million.

  •
  Terra and CF Holdings have highly complementary manufacturing and distribution assets in the central U.S., near CF Holdings' customer locations. The combination of those assets would create a substantial and readily achieveable opportunity for synergies from reduced shipping miles and costs and rationalization of the combined company's rail fleets. In contrast, Agrium's assets are concentrated in western Canada and the northwest and southeast United States, far more distant from the bulk of CF Holdings customer locations. Therefore, a combination with Agrium would result in virtually no opportunity to reduce shipping miles and costs.

  •
  Agrium has no opportunity to optimize manufacturing and distribution facilities at the Donaldsville, Louisiana site. CF Holdings' and Terra's facilities at that site were originally a single complex and can be combined.

  •
  CF Holdings and Terra use similar technologies in their ammonia, urea and urea ammonium nitrate operations, which creates substantial opportunities for decreased costs through reducing spare parts inventories and optimizing maintenance and operating practices. In contrast, Agrium manufacturing facilities have less in common with CF Holdings, leaving little opportunity for these types of synergies.

  •
  An Agrium combination with CF Holdings may also produce "negative synergies" as Agrium's substantial retail unit competes directly with some of CF Holdings' largest customers. The Board believes this could drive such customers to other suppliers and reduce the revenue of the post-combination business.

Conversely, the Board believes that the $105-$135 million in annual cost reduction synergies offered by a combination of CF Holdings and Terra are substantial, quantifiable and realizable.

        The Board believes that CF Holdings' phosphate business is of substantially higher quality than Agrium's phosphate business.    The Board believes that phosphate production is an attractive long-term business and CF Holdings is in an excellent position to generate value for stockholders in this business. Phosphate rock is a scarce resource and only a limited number of countries have access to it. CF Holdings is well-positioned in the phosphate business, with 14 full years of fully permitted reserves at current operating rates, and 9 more years in the permitting process (significantly longer than some of its competitors). CF Holdings' phosphate operations are fully integrated and large enough to capture all the economies of scale available in the business. Because of CF Holdings' locations it can either direct its product into the North American market or the international (export) market.

        Agrium has acknowledged the value of CF Holdings' phosphate business and indicated that exposure to CF Holdings' world-class phosphate facility and associated rock mine in Florida was a key motivator for the Offer. A combination of Agrium and CF Holdings would immediately position Agrium as an international player in the phosphate business, tripling Agrium's current phosphate capacity to almost 1.8 million nutrient tons.

        In contrast to CF Holdings' integrated phosphate business, Agrium's Canadian phosphate operations at Redwater, Alberta rely on a rock mine that is approximately 1,600 miles away in Ontario, Canada, which is projected to reach the end of its economic life in 5 years. Agrium's 2006 audited financial statements include a $136 million reduction in the carrying value of its Canadian phosphate operations reflecting the depletion of these reserves, while Agrium's 2007 annual report describes the "rock quality challenges" of the mine. The Redwater plant has begun to use higher cost imported rock from Morocco at certain times to supplement production at this facility and requires a new local rock reserve in 5 years to be considered an integrated business.

        Agrium's Conda, Idaho plant manufactures phosphoric acid, super phosphoric acid, monoammonium phosphate and ammonium phosphate sulfate. Integrated facilities that manufacture phosphoric acid using the wet process, including Agrium's Conda, Idaho plant, are currently subject to a significant enforcement initiative by the United States Environmental Protection Agency and the U.S. Department of Justice. The U.S. Department of Justice alleges that these facilities have been disposing of various waste streams in their cooling ponds and gypsum stacks in violation of the federal Resource Conservation and Recovery Act. Agrium may be faced with substantial penalties as a result of its practices at this plant and may be required to investigate and remediate contamination resulting from these practices. In addition, Agrium could be required to expend significant capital costs to modify its facility in order to continue to dispose of process and other wastewaters in its cooling pond and gypsum stack, or could be required to close its pond and stack system.

        Several of Agrium's expansion projects and investments in nitrogen manufacturing have not been successful.    Agrium has pursued several nitrogen initiatives that have generated questionable returns for Agrium stockholders.

  •
  Kenai, Alaska.  In January 2000, Agrium acquired the second largest nitrogen production facility in North America for consideration in excess of $321 million. In December 2003, after taking a $235 million write-down on the facility, Agrium announced that the natural gas supply at Kenai would run out in 2005, sooner than originally anticipated. By 2007, the natural gas supply had run out, the complex had been shuttered and Agrium had written-off its entire investment in the Kenai facility.

  •
  EAgrium.  In May 2007, Agrium announced a capital project to construct a greenfield nitrogen facility in Egypt at a total cost of $1.2 billion, with Agrium's equity contribution to the joint venture being $280 million. By mid-2008, construction on the facility was halted due to local protests. In August 2008, the project was cancelled and Agrium traded its equity interest in the project for a stake in the MOPCO urea/ammonia fertilizer project in Damietta, Egypt. In 2008, Agrium recorded an $87 million write-down in its EAgrium investment before non-controlling interests of $42 million, resulting in a net write-down to Agrium of $45 million.

  •
  Profertil.  In 1994, Agrium initiated a capital project to produce urea in Argentina. In 2007 and 2008, Agrium experienced several production outages due to natural gas supply disruptions. On March 18, 2008, Agrium announced that Profertil and the Argentine government reached an agreement to stabilize urea prices, establishing a ceiling of $410 per tonne for the 2008 growing season, during a period of increasing global fertilizer prices. Agrium indicated that the agreement was expected to help minimize the risk of downtime due to gas supply interruptions through the 2008 winter.

        The market reacted negatively to the Offer.    On February 25, 2009, the day of the announcement of Agrium's proposal, Agrium Common Shares declined 9.3% to $36.57 and CF Holdings Common Shares increased only 11.1% to $61.77, a 14.2% discount to the announced nominal value of Agrium's proposal of $72.00 per CF Holdings Common Share. Since the announcement on February 25, 2009, CF Holdings Common Shares have consistently traded below the nominal value of $72.00 per share, averaging $64.83 per CF Holdings Common Share, a premium of only 16.6% to the last unaffected CF Holdings Common Share price of $55.58 on February 24, 2009.

        In contrast, the share price performance of Terra and CF Holdings Common Shares following the announcement of CF Holdings' proposal for a business combination with Terra have been positive. On January 16, 2009, CF Holdings Common Shares increased 2.7% to $48.52 and shares of Terra common stock increased 25.8% to $20.49, a 2.5% premium to the announced nominal value of CF Holdings' initial offer of $20.00 per Terra share. From January 16, 2009 to February 24, 2009, the last trading day prior to the announcement of the Agrium proposal, CF Holdings Common Shares increased 14.6% to $55.58 and shares of Terra common stock increased 21.1% to $24.82, a 52.4% premium to Terra's closing share price of $16.29 on January 15, 2009.

        When Agrium announced the Offer, the combined market capitalization of Agrium and CF Holdings decreased by approximately $283 million (based on the closing prices of shares of the two companies from February 24, 2009 to February 25, 2009). In contrast, upon announcement of CF Holdings' proposed business combination with Terra, the combined market capitalization of CF Holdings and Terra increased by approximately $488 million (based on the closing prices of shares of the two companies from January 15, 2009 to January 16, 2009).

•      The Offer cannot be consummated without the agreement of the Board

        The Offer is conditioned on the Board taking affirmative steps to facilitate the Offer, including entering into a merger agreement with Agrium on terms fully satisfactory to Agrium, allowing Agrium to complete due diligence on CF Holdings' non-public business information, terminating the proposed business combination with Terra, waiving the application of Section 203 of the DGCL to the Offer and redeeming the Rights pursuant to the Rights Agreement. Agrium acknowledges in the Prospectus that the effect of these conditions is that Agrium cannot consummate the Offer without the agreement of the Board. As discussed above, the Board concluded that the Offer is grossly inadequate, substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders. Therefore, the Board does not intend to take any actions to facilitate the Offer.

BASED ON THE FOREGOING, THE BOARD RECOMMENDS THAT HOLDERS OF CF HOLDINGS COMMON SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES INTO THE OFFER.

        The foregoing discussion of material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board rejected the terms of the Offer and recommended that holders of the shares not tender their CF Holdings Common Shares pursuant to the Offer.

Intent to Tender

        After reasonable inquiry and to the knowledge of CF Holdings, none of CF Holdings' directors, executive officers, affiliates or subsidiaries currently intends to tender any CF Holdings Common Shares held of record or beneficially owned by such person pursuant to the Offer.

Item 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        CF Holdings has retained Morgan Stanley and Rothschild to act as financial advisors in connection with the Offer and in connection with the proposed business combination between CF Holdings and Terra. CF Holdings has agreed to pay each of Morgan Stanley and Rothschild certain customary fees for its services. A significant portion of the fees payable to each of Morgan Stanley and Rothschild in connection with their respective engagements related to the proposed business combination between CF Holdings and Terra are payable upon consummation of a transaction with Terra. A significant portion of the fees are payable to each of Morgan Stanley and Rothschild in connection with their respective engagements related to the Offer are payable upon consummation of a transaction with any third party, including upon consummation of the Offer, and in the event CF Holdings does not consummate the Offer or certain other transactions with any party before a certain date. CF Holdings also has agreed to reimburse Morgan Stanley and Rothschild for reasonable expenses (including reasonable fees and disbursements of counsel) incurred in connection with their engagement, and to indemnify Morgan Stanley and Rothschild, any controlling person of Morgan Stanley or Rothschild, as the case may be, and each of their respective directors, officers, employees, agents and affiliates against specified liabilities.

        Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of CF Holdings, Agrium or any other company, or any currency or commodity, that may be involved in the Offer, or any related derivative instrument.

        Rothschild is a member of the Rothschild Group, a global investment banking firm involved in a wide range of financial advisory, investment banking and debt advisory businesses including advice with respect to mergers and acquisitions, restructurings, bankruptcies, private placements of debt and equity and other activities relating to private banking and private trust. In the ordinary course of Rothschild's financial advisory activities, Rothschild or its affiliates may hold positions for its own account or the accounts of its clients in equity, debt or other securities of CF Holdings or any other company that may be involved in the transaction.

        CF Holdings has engaged Innisfree to assist it in connection with CF Holdings' communications with its stockholders and to perform advisory services in connection with the Offer. CF Holdings has also engaged Innisfree for solicitation and advisory services in connection with solicitations of proxies relating to Terra's 2009 annual meeting of stockholders and as information agent in connection with CF Holdings exchange offer for Terra's common stock. CF Holdings has agreed to pay customary compensation to Innisfree for such services. In addition, CF Holdings has agreed to reimburse Innisfree for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        CF Holdings has engaged Brunswick Group LLC ("Brunswick") as its public relations advisor in connection with the Offer. CF Holdings has engaged Brunswick as its public relations advisor in connection with CF Holdings exchange offer for Terra's common stock. CF Holdings has agreed to pay customary compensation to Brunswick for such services. In addition, CF Holdings has agreed to reimburse Brunswick for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        Except as set forth above, neither CF Holdings nor any person acting on its behalf has or currently intends, directly or indirectly, to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of CF Holdings on its behalf with respect to the Offer.

Item 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities transactions

        No transactions with respect to CF Holdings Common Shares have been effected by CF Holdings or, to CF Holdings' knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Douglas C. Barnard	March 2, 2009	4.252	$58.69	Phantom share acquisition(a)
Stephen R. Wilson	February 17, 2009	2,000	$16.00	Exercise of options pursuant to 10b5-1 plan
Stephen R. Wilson	February 17, 2009	2,000	$51.76	Sale of shares pursuant to 10b5-1 plan

(a)
Represents CF Holdings Common Shares as a deemed investment under CF Holdings' Supplemental Benefit and Deferral Plan (a non-qualified benefits restoration and deferred compensation plan) in connection with the payment of CF Holdings' regular quarterly cash dividend. These phantom shares cannot be voted.

Item 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        CF Holdings routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. CF Holdings' policy has been, and continues to be, not to disclose the existence of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiation that CF Holdings may conduct.

        CF Holdings is pursuing a business combination transaction with Terra. In connection with such business combination, CF Holdings, through its direct wholly-owned subsidiary, Composite Acquisition Corporation, has commenced an offer to exchange each issued and outstanding share of common stock of Terra for 0.4235 CF Holdings Common Shares. CF Holdings also nominated three persons to be considered for election to the board of directors of Terra at Terra's 2009 annual meeting of stockholders and CF Holdings intends to solicit proxies from Terra stockholders to vote in favor of the election of CF Holdings' nominees. Please see "Item 8. Additional Information—Other Information" for additional information regarding the exchange offer and proxy solicitation.

        Except as set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, CF Holdings is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, CF Holdings Common Shares by CF Holdings, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving CF Holdings or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of CF Holdings or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of CF Holdings.

        Except as set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board,

agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.    ADDITIONAL INFORMATION.

Delaware General Corporation Law

        CF Holdings is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer.

Proposed Merger

        Under Section 253 of the DGCL, if Agrium acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding CF Holdings Common Shares, Agrium will be able to effect the Proposed Merger after the completion of the Offer without a vote by holders of CF Holdings Common Shares. If Agrium does not acquire at least 90% of the outstanding CF Holdings Common Shares pursuant to the Offer or otherwise, a vote by holders of CF Holdings Common Shares will be required under the DGCL to effect the Proposed Merger. If a vote by holders of CF Holdings Common Shares is required, CF Holdings will be required to comply with the federal securities laws and regulations governing votes of its stockholders. Among other things, CF Holdings will be required to prepare and distribute a proxy statement and, as a consequence, a longer period of time will be required to effect the Proposed Merger. This will delay payment of the Exchange Consideration to holders of CF Holdings Common Shares who do not tender their CF Holdings Common Shares in the Offer. It is a condition to the completion of the Offer that a majority of the outstanding fully diluted CF Holdings Common Shares, described in the Prospectus as the Minimum Condition, be tendered in the Offer. If the Minimum Condition is satisfied and the Offer is consummated, the CF Holdings Common Shares owned by Agrium would represent more than 50% of the outstanding CF Holdings Common Shares, comprising voting power sufficient to approve the Proposed Merger without the vote of any other holder of CF Holdings Common Shares.

Appraisal Rights

        Holders of CF Holdings Common Shares will not have appraisal rights in connection with the Offer. If the Proposed Merger is consummated, holders of CF Holdings Common Shares at the effective time of the Proposed Merger may have the right pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their CF Holdings Common Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their CF Holdings Common Shares (exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the CF Holdings Common Shares could be based upon factors other than, or in addition to, the amount of the Exchange Consideration or the market value of the CF Holdings Common Shares. The value so determined could be more or less than the Exchange Consideration. Holders of CF Holdings Common Shares should be aware that, an opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.

        If Agrium acquires at least 90% of the outstanding CF Holdings Common Shares in the Offer or otherwise and effects the Proposed Merger pursuant to Section 253 of the DGCL without a vote of holders of CF Holdings Common Shares, then appraisal rights will be available to the holders of CF Holdings Common Shares in connection with the Proposed Merger. If Agrium does not acquire at least 90% of the outstanding CF Holdings Common Shares pursuant to the Offer or otherwise and a vote by the holders of CF Holdings Common Shares is required under the DGCL to effect the Proposed Merger, then the Proposed Merger will be effected by CF Holdings under Section 251 of the DGCL and appraisal rights will not be available to the holders of the CF Holdings Common Shares if: (i) at the record date fixed to determine the holders of CF Holdings Common Shares entitled to receive notice of and to vote at the meeting of stockholders at which the Proposed Merger will be voted on, the CF Holdings Common Shares are listed on the NYSE, another national securities exchange, or the Nasdaq National Market, or are held of record by more than 2,000 holders; and (ii) at the effective time of the Proposed Merger, the shares of common stock of Agrium to be received by the holders of CF Holdings Common Shares in the Proposed Merger are listed on any of the NYSE, another national securities exchange, or the Nasdaq National Market, or are held of record by more than 2,000 holders. As of the date of this Statement, the CF Holdings Common Shares and the Agrium Common Shares are listed for trading on the NYSE.

        Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Proposed Merger, CF Holdings will provide additional information to the holders of CF Holdings Common Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

Merger Moratorium Law

        Section 203 of the DGCL prevents an "interested stockholder" (generally defined as a person that beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date such person became an interested stockholder unless:

  (i)
  before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

  (ii)
  upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

  (iii)
  following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

        It is a condition to the Offer that Agrium is satisfied in its sole discretion that the provisions of Section 203 of the DGCL do not apply to the Offer and the Proposed Merger or any other business combination involving Agrium or any of its subsidiaries and CF Holdings.

Rights Agreement

        Each CF Holdings Common Share has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles the holder to purchase one one-thousandth of a share of CF Holdings Series A junior participating preferred stock at an exercise price of $90, subject to adjustment. The Rights will only be exercisable under limited circumstances specified in the Rights Agreement when there has been a distribution of the Rights and such Rights are no longer redeemable by CF Holdings. A distribution of the Rights would occur upon the earlier of (1) 10 business days following a public announcement that any person or group has acquired beneficial ownership of 15% or more of the outstanding CF Holdings Common Shares, other than as a result of repurchases of stock by CF Holdings or inadvertence by certain stockholders as set forth in the Rights Agreement; or (2) 10 business days, or such later date as the Board may determine, after the date of the commencement of a tender offer or exchange offer that would result in any person, group or related persons acquiring beneficial ownership of 15% or more of the outstanding CF Holdings Common Shares. The Rights will expire at 5:00 P.M, New York City time, on August 16, 2015, unless such date is extended or the Rights are earlier redeemed or exchanged by CF Holdings.

        If any person or group acquires shares representing 15% or more of the outstanding CF Holdings Common Shares, the Rights will entitle a holder, other than such person, any member of such group or related person, all of whose Rights will be null and void, to acquire a number of additional CF Holdings Common Shares having a market value of twice the exercise price of each Right. If CF Holdings are involved in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of shares of the acquiring or surviving company's common stock having a market value at that time of twice the Rights' exercise price.

        Up to and including the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding CF Holdings Common Shares, other than as a result of repurchases of stock by CF Holdings, CF Holdings may redeem the Rights in whole, but not in part, at a price of $.001 per Right (adjusted as appropriate for any stock split, stock dividend or similar transaction), payable in cash, CF Holdings Common Shares or other consideration that CF Holdings deemed appropriate. Promptly upon CF Holdings' election to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

        It is a condition to the Offer that the Board shall have redeemed the Rights or that Agrium shall be satisfied in its sole discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger.

        At its meeting on March 22, 2009, the Board took action, as permitted by the Rights Agreement, to postpone the distribution of the Rights, which otherwise would have occurred on the tenth business day after the commencement of the Offer, until the earlier of such date as may be subsequently determined by the Board or the day immediately prior to the date on which an person becomes an "acquiring person" under the Rights Agreement.

        The foregoing summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as Exhibit (e)(14) to this Statement and is incorporated herein by reference.

Regulatory Approvals—Antitrust Matters

        United States.    Under the HSR Act, Offeror's acquisition of CF Holdings Common Shares in the Offer may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and a required waiting period has expired or otherwise terminated. The HSR Act requires Agrium and CF Holdings to each file a Notification and Report Form (the "Form") with the DOJ and the FTC and provides that the acquisition of CF Holdings Common Shares in the Offer may not be consummated earlier than 30 calendar days after receipt of Agrium's Form by the DOJ and the FTC, unless such period is earlier terminated. Within such 30-day period, the DOJ or the FTC may request additional information or documentary material (known as a "second request") from Agrium and CF Holdings. In the event of such request, the acquisition of CF Holdings Common Shares in the Offer may not be consummated until 30 calendar days after substantial compliance by Agrium with such request.

Complying with a second request may take a significant amount of time. In any event, if the 30-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal holiday. As of the date of this Statement, Agrium has not filed the Form.

        The DOJ and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Agrium's acquisition of shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the exchange of shares pursuant to the Offer or seeking divestiture of the shares so acquired or divestiture of Agrium's or CF Holdings' material assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

        Canada.    According to the Prospectus, Agrium believes that the Offer and the Proposed Merger likely constitute a "notifiable transaction" for purposes of Part IX of the Competition Act, and therefore it may not be completed before the expiration, waiver or earlier termination of the applicable waiting period. Amendments to Part IX of the Competition Act came into force on March 12, 2009, and are described below. Part IX of the Competition Act prior to the amendments coming into force is also described below, as both may be applicable to the Offer and the Proposed Merger.

        Under the Competition Act prior to the amendments coming into force, the waiting period is either 14 or 42 days. The 14-day waiting period is triggered through notification and supply of the short form information prescribed in the Notifiable Transactions Regulations to the Competition Act, while the 42-day waiting period is triggered through the supply of the long form information prescribed in the Notifiable Transactions Regulations to the Competition Act. Where parties to a transaction elect to provide the prescribed short form information to the Commissioner, she may, during the 14-day waiting period require the parties to provide the prescribed long form information, the provision of which to the Commissioner would trigger the 42-day waiting period associated with a long form filing.

        Alternatively, or in addition to filing the prescribed information, a party to a notifiable transaction may apply to the Commissioner for an advance ruling certificate or a "no-action" letter, which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act.

        The merger provisions of the Competition Act permit the Commissioner to apply to the Competition Tribunal for relief in respect of transactions that prevent or lessen, or would be likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a proposed transaction, prohibiting or delaying its completion, or in the case of a completed transaction, the divestiture of CF Holdings Common Shares or assets or dissolution of the transaction.

        According to the Prospectus, Agrium filed a short form notification and a letter requesting an advance ruling certificate or a "no-action" letter in respect of the Offer and the Proposed Merger with the Commissioner on March 9, 2009. CF Holdings filed its portion of the short form notification in respect of the Offer and the Proposed Merger with the Commissioner on March 20, 2009. As an unsolicited offer, the waiting period began on March 9, 2009, the day that Agrium filed its short form notification, and expires on March 23, 2009. Prior to the aforementioned amendments (described in greater detail below) and the expiry of the 14-day waiting period, the Commissioner could have required both Agrium and CF Holdings to file a long form notification, in which case an additional 42-day waiting period would have applied, commencing from the day that Agrium filed its long form notification with the Commissioner.

        On March 12, 2009, certain amendments to the Competition Act, as set out in Bill C-10, were given Royal Assent and became law. These amendments change the notification provisions, including the waiting periods, in Part IX of the Competition Act. The 14- or 42- day waiting periods described above have been replaced with an initial 30-day waiting period following the receipt of prescribed information, unless such period is earlier terminated. Within such 30-day period, the Commissioner may request additional information or documentary material from Agrium and CF Holdings. In the event of such request, the acquisition of CF Holdings Common Shares in the Offer may not be consummated until 30 calendar days after compliance with such requests in accordance with the Competition Act, as amended.

        On March 4, 2009, the Competition Bureau indicated to members of the competition bar that, with respect to notifications (i.e., short and long form filings) submitted prior to the coming into force of Bill C-10, the provisions of the Competition Act in place before Bill C-10 was enacted would apply with respect to waiting periods and information requests. The Competition Bureau further indicated that, where a short form notification was submitted prior to the coming into force of Bill C-10, but where Bill C-10 came into force prior to the expiry of the 14-day waiting period, the Competition Bureau would not require the parties to submit a long form notification subsequent to Bill C-10 coming into force. According to the Prospectus, given that Agrium filed its short form notification on March 9, 2009, and Bill C-10 came into force during the 14-day waiting period, Agrium believes that (i) the provisions of Bill C-10 described above are unlikely to apply to the Offer and the Proposed Merger, and (ii) the Competition Bureau is unlikely to require Agrium and CF Holdings to submit long form notifications in connection with the Offer and the Proposed Merger. On March 17, 2009, the Competition Bureau verbally confirmed to CF Holdings (i) and (ii) in the immediately preceding sentence.

        The Commissioner may also request additional documents and written returns for information from the parties, either on a voluntary basis or by compulsory process under the Competition Act. It is a condition of the Offer that the Commissioner shall have (A) issued an advance ruling certificate or (B)(i) the required waiting period shall have expired, been earlier terminated or have been waived and (ii) a "no-action" letter on terms acceptable to Agrium shall have been obtained.

        Other Jurisdictions.    Both Agrium and CF Holdings have assets and sales in numerous jurisdictions throughout the world other than the United States and Canada. Many of those jurisdictions have antitrust or competition laws that could require that notifications be filed and clearances obtained prior to the consummation of the Offer and/or the Proposed Merger. Other jurisdictions require filings following the consummation of the Offer and/or the Proposed Merger. Given that the consummation of the Offer and/or the Proposed Merger is conditioned on (i) the receipt of all necessary or advisable (at Agrium's sole discretion) consents, approvals, permits and authorizations under the competition laws of the identified jurisdictions and (ii) the expiration of all necessary or advisable (at Agrium's sole discretion) waiting periods applicable to the Offer and/or the Proposed Merger under any identified jurisdiction necessary or advisable (at Agrium's sole discretion), there can be no assurance that governmental entities outside the United States and Canada will not challenge the Offer and/or the Proposed Merger on competition or other grounds or, if such a challenge is made, of the results thereof.

Forward-Looking Statements

        Certain statements contained in this Statement may constitute "forward-looking statements." All statements in this Statement, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond CF Holdings' control, which could cause actual results to differ materially from such statements. Risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of CF Holdings' business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the price of CF Holdings' products; the nature of CF Holdings' products as global commodities; intense global competition in the consolidating markets in which CF Holdings operates; conditions in the U.S. agricultural industry; weather conditions; CF Holdings' inability to accurately predict seasonal demand for our products; the concentration of CF Holdings' sales with certain large customers; the impact of changing market conditions on CF Holdings' forward pricing program; the reliance of CF Holdings' operations on a limited number of key facilities; the significant risks and hazards against which CF Holdings may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of CF Holdings' business; CF Holdings' inability to expand its business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; CF Holdings' inability to obtain or maintain required permits and governmental approvals; or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials CF Holdings uses and increases in their costs; losses on CF Holdings' investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in CF Holdings' filings with the SEC. Except as required by law, CF Holdings undertakes no obligation to update or revise any forward-looking statements.

Other Information

        Certain information in this Statement relates to the offer (the "Terra Offer") by CF Holdings, through its direct wholly-owned subsidiary, Composite Acquisition Corporation ("Composite Acquisition"), to exchange each issued and outstanding share of Terra common stock for 0.4235 CF Holdings Common Shares. This Statement does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the "Terra Exchange Offer Documents") filed by CF Holdings and Composite Acquisition with the SEC on February 23, 2009. Such Registration Statement has not yet become effective. The Terra Offer is made only through the Terra Exchange Offer Documents.

        In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Holdings and its wholly-owned subsidiary CF Composite, Inc. ("CF Composite") filed a revised preliminary proxy statement with the SEC on March 23, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Holdings and CF Composite and accompanying proxy card will be mailed to stockholders of Terra.

        Investors and security holders will be able to obtain free copies of any documents filed by CF Holdings with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree toll-free at (877) 456-3507. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        CF Holdings, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra's board of directors are participants in the solicitation of proxies from Terra stockholders for Terra's 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Holdings with the SEC on March 23, 2009. CF Holdings and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Holdings stockholders in respect of the proposed transaction with Terra. Information regarding CF Holdings'

directors and executive officers is available in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

        All information in this Statement concerning Terra and Agrium, including information relating to their respective businesses, operations and financial results was obtained from public sources. While CF Holdings has no knowledge that any such information is inaccurate or incomplete, CF Holdings has not verified any such information.

Item 9.    EXHIBITS.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Press release issued by CF Industries Holdings, Inc., dated March 23, 2009 (incorporated by reference to Exhibit 99.1 to CF Industries Holdings, Inc. Current Report on Form 8-K dated March 23, 2009)
(a)(2)	Letter to stockholders of CF Industries Holdings, Inc., dated March 23, 2009
(e)(1)	Excerpts from Proxy Statement on Schedule 14A, dated March 16, 2009, relating to CF Industries Holdings, Inc.'s 2009 Annual Meeting of Shareholders
(e)(2)
Change in Control Severance Agreement, effective as of April 29, 2005, and amended and restated as of July 24, 2007, by and among CF Industries, Inc., CF Industries Holdings, Inc. and Stephen R. Wilson (incorporated by reference to Exhibit 10.1 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)
(e)(3)
Change in Control Severance Agreement, effective as of May 8, 2007, and amended and restated as of July 24, 2007, by and between CF Industries Holdings, Inc. and Anthony J. Nocchiero (incorporated by reference to Exhibit 10.2 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)
(e)(4)
Change in Control Severance Agreement, effective as of August 11, 2005, and amended and restated as of July 24, 2007, by and between CF Industries Holdings, Inc. and David J. Pruett (incorporated by reference to Exhibit 10.7 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)
(e)(5)
Change in Control Severance Agreement, effective as of April 29, 2005, and amended and restated as of July 24, 2007, by and among CF Industries, Inc., CF Industries Holdings, Inc. and Douglas C. Barnard (incorporated by reference to Exhibit 10.3 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)
(e)(6)
Change in Control Severance Agreement, effective as of April 29, 2005, and amended and restated as of July 24, 2007, by and among CF Industries, Inc., CF Industries Holdings, Inc. and Philipp P. Koch (incorporated by reference to Exhibit 10.5 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)

Exhibit No.	Description
(e)(7)	Change in Control Severance Agreement, effective as of April 24, 2007, and amended and restated as of July 24, 2007, by and between CF Industries Holdings, Inc. and W. Anthony Will (incorporated by reference to Exhibit 10.9 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)
(e)(8)	Change in Control Severance Agreement, effective as of August 1, 2007, and amended and restated as of March 6, 2009, by and between CF Industries Holdings, Inc. and Wendy Jablow Spertus
(e)(9)	Change in Control Severance Agreement, effective as of November 19, 2007, and amended and restated as of March 6, 2009, by and between CF Industries Holdings, Inc. and Richard A. Hoker
(e)(10)
Change in Control Severance Agreement, effective as of November 21, 2008, by and between CF Industries Holdings, Inc. and Bert A. Frost (incorporated by reference to Exhibit 10.11 to CF Industries Holdings, Inc.'s Annual Report on Form 10-K filed with the SEC on February 26, 2009, File No. 0001-32597)
(e)(11)
Form of Indemnification Agreement with Officers and Directors (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to CF Industries Holdings, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 20, 2005, File No. 333-124949)
(e)(12)
Multiple Year Contract for the Purchase and Sale of Fertilizer by and between CF Industries, Inc. and CHS Inc. (successor in interest to Agriliance, LLC) dated as of June 20, 2005 (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to CF Industries Holdings, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 20, 2005, File No. 333-124949)*
(e)(13)
Multiple Year Contract for the Purchase and Sale of Fertilizer by and between CF Industries, Inc. and GROWMARK, Inc. dated as of July 1, 2008 (incorporated by reference to Exhibit 10.1 to CF Industries Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on July 1, 2008, File No. 001-32597)*
(e)(14)
Rights Agreement, dated as of July 21, 2005, between CF Industries Holdings, Inc. and The Bank of New York, as the Rights Agent (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to CF Industries Holdings, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 26, 2005, File No. 333-124949)

*
Portions of Exhibits (e)(12) and (e)(13) have been omitted pursuant to an order granting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009
CF INDUSTRIES HOLDINGS, INC.
	By:	/s/ DOUGLAS C. BARNARD
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel, and Secretary

 ANNEX A

Directors and Executive Officers of CF Industries Holdings, Inc.

Directors
Stephen R. Wilson*
Robert C. Arzbaecher
Wallace W. Creek
William Davisson
Stephen A. Furbacher
David R. Harvey
John D. Johnson
Edward A. Schmitt

Executive Officers
Anthony J. Nocchiero
David J. Pruett**
Douglas C. Barnard
Bert A. Frost
Richard A. Hoker
Wendy S. Jablow Spertus
Philipp P. Koch
W. Anthony Will

*
Also an Executive Officer

**
As reported on CF Holdings' Current Report on Form 8-K filed with the SEC on February 10, 2009, Mr. Pruett is leaving CF Holdings effective March 31, 2009.

 ANNEX B

Opinion of Morgan Stanley & Co. Incorporated

1585 Broadway 33rd Floor New York, NY 10036

March 22, 2009

Board of Directors
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

Members of the Board:

        We understand that on March 16, 2009, North Acquisition Co., a wholly-owned subsidiary of Agrium Inc. (the "Bidder"), commenced an offer to exchange (the "Offer") each outstanding share of common stock, par value $0.01 per share, (the "Company Common Stock") of CF Industries Holdings, Inc. ("CF Industries" or the "Company") for one of the following (the "Offer Consideration"): (i) U.S. $31.70 in cash, without interest, and 1.000 share of the common stock, no par value, of the Bidder (the "Bidder Common Stock"), (ii) subject to proration as described in the Offer Documents (as defined below), 1.7866 shares of Bidder Common Stock or (iii) subject to proration as described in the Offer Documents, U.S. $72.00 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Exchange (the "Offer to Exchange"), and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the Securities and Exchange Commission on Schedule TO (the "Tender Offer Statement"), and the registration statement on Form F-4 in respect of the Bidder Common Stock (together with the Offer to Exchange, the related Letter of Transmittal and the Tender Offer Statement, the "Offer Documents"). The Offer Documents provide that if the Offer is consummated, the Bidder intends to seek to effect the merger of North Acquisition Co. with and into the Company (the "Merger"). The Offer Documents further provide that the aggregate cash consideration to be paid by the Bidder in the Offer and the Merger will not exceed approximately U.S. $1.6 billion and the aggregate stock consideration to be paid by the Bidder in the Offer and the Merger will not exceed approximately 50.2 million shares of Bidder Common Stock. The potential transaction to be effected pursuant to the Offer and the Merger is referred to herein as the "Proposed Transaction". The terms and conditions of the Offer are more fully set forth in the Offer Documents.

        We also understand that on February 23, 2009, Composite Acquisition Corporation, a direct wholly-owned subsidiary of CF Industries, commenced an offer to exchange (the "Terra Offer") each outstanding share of common stock, without par value (the "Terra Common Stock"), of Terra Industries Inc. ("Terra") for 0.4235 shares of Company Common Stock, upon the terms and subject to the conditions set forth in the Offer to Exchange (the "Terra Offer to Exchange"), and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the Securities and Exchange Commission on Schedule TO (the "Terra Tender Offer Statement") and the registration statement on Form S-4 in respect of the Company Common Stock (together with the Terra Offer to Exchange, the related Letter of Transmittal and the Terra Tender Offer Statement, the "Terra Offer Documents"). The terms and conditions of the Terra Offer are more fully set forth in the Terra Offer Documents.

        You have asked for our opinion as to whether the Offer Consideration to be received by holders of shares of the Company Common Stock pursuant to the Offer is adequate from a financial point of view to such holders.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information, including certain research analyst reports and estimates, of the Company and the Bidder, respectively;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company;

  3)
  Reviewed certain financial projections for the Company prepared by the management of the Company;

  4)
  Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, with senior executives of the Company;

  5)
  Reviewed the pro forma impact of the Proposed Transaction on the Bidder's earnings per share, consolidated capitalization and other financial ratios;

  6)
  Reviewed the reported prices and trading activity for the Company Common Stock and the Bidder Common Stock;

  7)
  Compared the financial performance of the Company and the Bidder and the prices and trading activity of the Company Common Stock and the Bidder Common Stock with that of certain other publicly-traded companies and their securities;

  8)
  Reviewed the financial terms, to the extent publicly available, of certain selected acquisition transactions;

  9)
  Reviewed the Offer Documents and certain related documents; and

  10)
  Performed such other analyses and considered such other factors as we have deemed appropriate.

        In addition, we have: (a) reviewed certain publicly available financial statements and other business and financial information, including certain research analyst reports and estimates, of Terra; (b) discussed the past and current operations and financial condition and the prospects of Terra, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer, with senior executives of the Company; (c) reviewed the pro forma impact of the Terra Offer on the Company's earnings per share, consolidated capitalization and other financial ratios; (d) reviewed the reported prices and trading activity for the Terra Common Stock; (e) compared the financial performance of Terra and the prices and trading activity of the Terra Common Stock with that of certain other publicly-traded companies and their securities; and (f) reviewed the Terra Offer Documents and certain related documents.

        We have assumed and relied upon without independent verification the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections for the Company provided to us by or discussed with the management of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. As you know, we have not been provided with access to management or internal financial information or projections of future performance of the Bidder and instead have relied on publicly available information, certain research analyst estimates for the Bidder, as well as the assessments of the management of the Company and other information provided by the Company with respect to such matters. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or the Bidder since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to the Company and Bidder, respectively, made available to us. For purposes of our review of the Offer, we have assumed that the Proposed Transaction would be consummated as contemplated in the Offer Documents, including without limitation, that the Terra Offer would be terminated, and that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Proposed Transaction. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters. In addition, you have not asked us to address, and this opinion does not address, (i) the adequacy to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Stock or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company's officers, directors or employees or the Company, or any class of such persons, relative to the Offer Consideration to be received by the holders of the Company Common Stock in the Proposed Transaction.

        With respect to our review of information supplied or otherwise made available to us by the management of the Company relevant to our consideration of the Terra Offer, we have assumed and relied upon without independent verification the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company. With respect to information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer provided to us by the management of the Company, we have assumed that it has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Terra. As you know, we have not been provided with access to management or internal financial information or projections of future performance of Terra, and instead have relied on publicly available information, certain research analyst estimates for Terra, as well as the assessments of the management of the Company and other information provided by the Company with respect to such matters. We have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of Terra since the date of its most recent financial statements and other information, financial or otherwise, relating to Terra made available to us. For the purposes of our review of the Terra Offer, we have assumed that it will be consummated as contemplated in the Terra Offer Documents.

        We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Bidder, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        Our opinion does not address the relative merits of the Proposed Transaction as compared to the Terra Offer or any other alternative business transaction, or other alternatives, or whether such alternatives could be achieved. Although we considered the Terra Offer as one of the many factors in our analysis, our opinion does not address the Terra Offer. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party, including the Bidder, with respect to the possible acquisition, business combination or other extraordinary transaction involving the Company.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer and will receive a fee for our services, a portion of which is contingent upon the rendering of this financial opinion. In addition, we are currently providing financial advisory services to CF Industries in connection with the Terra Offer, and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the acquisition of Terra. In the two years prior to the date hereof, we have provided financial advisory and financing services to the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Bidder and the Company in the future and expects to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Bidder, the Company, Terra or any other company, or any currency or commodity, that may be involved in the Proposed Transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction. This opinion is not intended to be and shall not constitute a recommendation to any holder of the Company Common Stock as to whether to tender such Company Common Stock pursuant to the Offer, whether to vote in favor of the Terra Offer at the shareholders' meeting to be held in connection with the Terra Offer, or take any other action in connection with the Proposed Transaction or the Terra Offer. In addition, this opinion does not in any manner address the prices at which the Company Common Stock, Terra Common Stock or Bidder Common Stock will actually trade at any time.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ ROBERT KINDLER Robert Kindler Vice Chairman

 ANNEX C

Opinion of Rothschild Inc.

March 22, 2009

The Board of Directors
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

To the Members of the Board of Directors:

        We understand that on March 16, 2009, North Acquisition Co., a wholly-owned subsidiary of Agrium Inc. ("Agrium"), commenced an offer to exchange (the "Offer") each outstanding share of the common stock (collectively, the "Securities") of CF Industries Holdings, Inc. (the "Company") for one of the following (the "Consideration"): (i) U.S. $31.70 in cash, without interest, and one share of Agrium common stock (the "Agrium Common Stock"); (ii) subject to proration as described in the Offer Documents (as defined below), 1.7866 shares of Agrium Common Stock; or (iii) subject to proration as described in the Offer Documents, U.S. $72.00 in cash, without interest, as more fully described in the Offer to Exchange (the "Offer to Exchange") and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the Securities and Exchange Commission on Schedule TO (the "Tender Offer Statement"), and the registration statement on Form F-4 in respect of the Agrium Common Stock (together with the Offer to Exchange, the related Letter of Transmittal, and the Tender Offer Statement, the "Offer Documents"). The Offer Documents provide that if the Offer is consummated, Agrium intends to seek to effect the merger of North Acquisition Co. with and into the Company (the "Merger"). The Offer Documents further provide that the aggregate cash consideration to be paid by Agrium in the Offer and the Merger will not exceed approximately U.S. $1.6 billion and the aggregate stock consideration to be paid by Agrium in the Offer and the Merger will not exceed approximately 50.2 million shares of Agrium Common Stock. In light of the Offer, the board of directors of the Company (the "Board" or "you") has requested our opinion as to whether the Consideration is adequate from a financial point of view to the holders of the Securities.

        We also understand that on February 23, 2009, Composite Acquisition Corporation, a direct wholly-owned subsidiary of the Company, commenced an offer to exchange (the "Terra Offer") each outstanding share of common stock, without par value (the "Terra Common Stock"), of Terra Industries Inc. ("Terra") for 0.4235 shares of the Securities, upon the terms and subject to the conditions set forth in the Offer to Exchange (the "Terra Offer to Exchange") and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the Securities and Exchange Commission on Schedule TO (the "Terra Tender Offer Statement") and the registration statement on Form S-4 in respect of the Securities (together with the Terra Offer to Exchange, the related Letter of Transmittal and the Terra Tender Offer Statement, the "Terra Offer Documents"). The terms and conditions of the Terra Offer are more fully set forth in the Terra Offer Documents.

        In arriving at our opinion set forth below, we have, among other things: (i) reviewed the Offer Documents and certain related documents; (ii) reviewed certain publicly available business and financial information, including certain research analyst reports and estimates, concerning the Company and Agrium, respectively, and the respective industries in which they operate; (iii) compared the proposed financial terms of the Offer with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received in such transactions; (iv) compared the financial and operating performance of the Company and Agrium, respectively, with publicly available information concerning certain other companies we deemed relevant, including data relating to public market trading levels and implied multiples for selected acquisition transactions; (v) reviewed the current and historical market prices of the Securities and the Agrium Common Stock, respectively, and compared them with those of certain publicly traded securities of such other companies that we deemed relevant; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business and reviewed certain strategic, financial and operational benefits anticipated by Agrium from the consummation of the Offer; (vii) reviewed the pro forma impact of the Offer on Agrium's earnings per share, consolidated capitalization and other financial ratios; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of management of the Company with respect to the Offer, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, certain strategic, financial and operational benefits anticipated from the consummation of the Offer, and certain other matters we believed necessary or appropriate to our inquiry.

        In addition, we have: (i) reviewed the Terra Offer Documents and certain related documents; (ii) reviewed certain publicly available business and financial information, including certain research analyst reports and estimates, concerning Terra and the industry in which it operates; (iii) compared the financial and operating performance of Terra with publicly available information concerning certain other companies we deemed relevant, including data relating to public market trading levels and implied multiples for selected acquisition transactions; (iv) reviewed the current and historical market prices of the Terra Common Stock and compared them with those of certain publicly traded securities of such other companies that we deemed relevant; (v) discussed with certain members of management of the Company the past and current operations and financial condition and the prospects of Terra, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer prepared by the management of the Company; and (vi) reviewed the pro forma impact of the Terra Offer on the Company's earnings per share, consolidated capitalization and other financial ratios.

        In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or Agrium. In relying on financial analyses and forecasts provided to us or discussed with us by the Company, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Offer, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to the expected future results of operations and financial condition of the Company. As you know, we have not been provided with access to management or internal financial information or projections of future performance of Agrium, and instead have relied on publicly available information, certain research analyst estimates for Agrium, as well as the assessment of the management of the Company and other information provided by the Company with respect to such matters. In relying on certain research analyst estimates for Agrium, we have assumed that such estimates have been reasonably prepared on bases that reasonably reflect the expected future results of operations and financial condition of Agrium. We express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based. We have assumed that the Offer would be consummated as contemplated in the Offer Documents, including, without limitation, that the Terra Offer would be terminated, and that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer. In rendering this opinion, we express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or Agrium since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to the Company and Agrium, respectively, made available to us. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the advice of counsel to the Company.

        With respect to our review of information supplied or otherwise made available to us by the management of the Company relevant to our consideration of the Terra Offer, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or the facilities of Terra. In relying on information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer provided to us or discussed with us by the Company, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to such anticipated benefits. As you know, we have not been provided with access to management or internal financial information or projections of future performance of Terra, and instead have relied on publicly available information, certain research analyst estimates for Terra, as well as the assessment of the management of the Company and other information provided by the Company with respect to such matters. In relying on certain research analyst estimates for Terra, we have assumed that such estimates have been reasonably prepared on bases that reasonably reflect the expected future results of operations and financial condition of Terra. We express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based. We have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of Terra since the date of its most recent financial statements and other information, financial or otherwise, relating to Terra made available to us. For purposes of our review of the Terra Offer, we have assumed that it will be consummated as contemplated in the Terra Offer Documents.

        Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions, prospects, financial and otherwise, of the Company, Terra and Agrium, and their respective subsidiaries and affiliates, as they were reflected in the information provided to us and as they were represented to us in discussions with management of the Company. We are expressing no opinion herein as to the price at which the Securities, the Terra Common Stock or the Agrium Common Stock will trade at any future time. Our opinion is limited to the adequacy, from a financial point of view, to the holders of the Securities, of the Consideration to be received by such holders in the Offer and we express no opinion as to any underlying decision which the Company may make to engage in the Offer, the Terra Offer or any alternative transaction. Although we considered the Terra Offer, our opinion does not address the Terra Offer. In arriving at our opinion, we were not authorized to solicit, and we did not solicit, interest from any party, including Agrium, with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any such parties.

        We are acting as financial advisor to the Company with respect to the Offer and will receive a fee from the Company for our services, part of which is payable upon the delivery of this opinion to the Company, whether or not the Offer is consummated. Please be advised that we are currently engaged to provide financial advisory services to the Company in connection with the Terra Offer, and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the acquisition of Terra, and we or our affiliates may in the future provide financial services to the Company, Terra and/or Agrium in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services. In addition, in the past two years, we have provided financial advisory services to the Company and/or its affiliates and have been paid customary fees for such services.

        This opinion is provided for the benefit of the Board in connection with and for the purposes of its evaluation of the Offer. This opinion does not constitute a recommendation to the Board as to whether to approve the Offer or the Terra Offer or a recommendation to any holders of the Securities as to whether to tender in the Offer or how to vote or otherwise act with respect to the Offer, the Terra Offer or any other matter, should the Offer, the Terra Offer or any other matter come to a vote of the holders of the Securities. In addition, you have not asked us to address, and this opinion does not address, (i) the adequacy to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Securities or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company's officers, directors or employees or the Company, or any class of such persons, whether relative to the Consideration to be paid to the holders of the Securities in the Offer or otherwise. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. Notwithstanding the foregoing, this opinion may be reproduced in full in any filing the Company is required to make with the Securities and Exchange Commission with respect to the Offer, provided that any description or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our legal counsel.

        This opinion is given as of the date hereof and, although we reserve the right to change or withdraw this opinion if we learn that any of the information that we relied upon in preparing this opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw this opinion, to advise any person of any change that may come to our attention or to update this opinion after the date hereof. This opinion has been approved by the Investment Banking Committee of Rothschild Inc., with the advice and counsel of the Opinion Subcommittee thereof.

        On the basis of and subject to the foregoing and such other matters as we considered relevant, it is our opinion as investment bankers that as of the date hereof the Consideration in the Offer is inadequate, from a financial point of view, to the holders of the Securities.

Very truly yours,
ROTHSCHILD INC.

QuickLinks

  ITEM 1. SUBJECT COMPANY INFORMATION.
  Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 4. THE SOLICITATION OR RECOMMENDATION.
  Item 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 8. ADDITIONAL INFORMATION.
  Item 9. EXHIBITS.
SIGNATURES
  ANNEX A
Directors and Executive Officers of CF Industries Holdings, Inc.
  ANNEX B
Opinion of Morgan Stanley & Co. Incorporated
  ANNEX C
Opinion of Rothschild Inc.